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United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-93765; 1-12541

INVERNESS CASTINGS GROUP, INC. HOURLY EMPLOYEES RETIREMENT PLAN AND TRUST

(Exact name of registrant as specified in its charter)

400 South Fourth Street
Atchison, KS 66002-0188
(Address, including zip code, and telephone number, including area code, of registrant's
principal executive offices)

Common Stock of Atchison Casting Corporation, $0.01 par value per share,
reserved under the
Inverness Castings Group, Inc. Hourly Employees Retirement Plan and Trust
And an indeterminate amount of interests to be offered or sold pursuant to the
Inverness Castings Group, Inc. Hourly Employees Retirement Plan and Trust
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon
to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

KC-966388-2

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Inverness Castings Group, Inc. Hourly Employees Retirement Plan and Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INVERNESS CASTINGS GROUP, INC. HOURLY EMPLOYEES RETIREMENT PLAN AND TRUST

By: Atchison Casting Corporation, the parent of Inverness Castings Group, Inc., its Administrator

Date: May 31, 2002

By: /s/ Kevin T. McDermed
Name: Kevin T. McDermed
Title: Vice President, Chief Financial Officer, Treasurer and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.